September 25, 2009
Via EDGAR
Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	TeleCommunication Systems, Inc. Registration Statement on Form S-3 File No. 333-161544
Dear Ms. Jacobs:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, TeleCommunication Systems, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-161544) filed on August 25, 2009 and amended on September 24, 2009 (the “Registration Statement”), so that it will become effective on September 29, 2009 at 11:00 A.M. or as soon as is practicable thereafter.
     The Registrant hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TeleCommunication Systems, Inc.
By:	/s/ Bruce A. White
Bruce A. White
Vice President and General Counsel

cc: Wm. David Chalk, Esq., DLA Piper LLP (US)